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                                 July 11, 2002



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Jeff Edwards

         Re:      Roper Industries, Inc.
                  Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-88956)

Ladies and Gentlemen:

         Roper Industries, Inc. (the "Company"), hereby requests pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-1, including all exhibits thereto (the "Registration Statement") (Registration Statement No. 333-88956), filed by the Company with the Securities and Exchange Commission (the "Commission") on May 23, 2002. The Registration Statement is being withdrawn because of unfavorable equity market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

         The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         If you have any questions regarding this request for withdrawal, please contact G. William Speer or Gabriel Dumitrescu of Powell, Goldstein, Frazer & Murphy LLP, counsel to the Company, at 404-572-6600.


                                    Very truly yours,


                                    /s/ Brian D. Jellison
                                    -------------------------------------------
                                    Brian D. Jellison
                                    President and Chief Executive Officer